EXHIBIT 99.1

GAMESQUARE TO CELEBRATE ANTICIPATED NASDAQ LISTING WITH OPENING BELL RINGING ON APRIL 11

Company Delivers Market-Leading Media and Technology Platform;

Expected to Trade Under Ticker Symbol: GAME Following Closing of the Engine Gaming & Media and GameSquare Transaction

GameSquare Talent including Ninja, Jordan Fisher, Cloakzy, Trevon Diggs, Leonard Fournette, Head to New York for Bell Ringing Ceremony and Celebratory Pop-Up Event

NEW YORK - March 27, 2023 - GameSquare (CSE:GSQ) (OTCQB:GMSQF) (FRA:29Q1) (“GameSquare”), an international gaming, esports, and media company, today announced that the resulting entity following closing of the Engine Gaming & Media transaction (the “Company”), will ring the Nasdaq Opening Bell on Tuesday, April 11, 2023 in celebration of its anticipated listing on the Nasdaq Capital Market. The Company is expected to be traded under the ticker $GAME upon closing of the arrangement agreement between GameSquare and Engine Gaming & Media (Nasdaq: GAME) (TSX-V: GAME), a data-driven, gaming, media, and influencer marketing platform. The Opening Bell Ceremony will be broadcast live starting at approximately 9:15 AM ET and may be viewed live on the Nasdaq website. Justin Kenna, GameSquare’s current CEO and the Company’s incoming CEO, will lead the ceremony alongside the Company’s management team, directors, shareholders, talent, and guests.

“Our anticipated transaction with Engine Gaming and the Nasdaq listing for the Company are monumental next steps in GameSquare’s evolution as we look to solidify our presence in the U.S. and build upon our vision of delivering a cohesive gaming and digital media platform,” said Justin Kenna, CEO of GameSquare. “The addition of Engine’s data and analytics solutions to our portfolio will further enhance our offering for brands and sports stakeholders, while creating one of the world’s largest organizations focused on gaming, esports and youth culture. We look forward to celebrating with our partners, investors, talent, and fans in New York on April 11.”

The transaction is expected to result in expanded global scale and aggregate audience reach of approximately 290 million for the Company as well as accelerate the Company’s path to profitability. The Company will combine Engine’s market-leading data, analytics, and advertising technology and GameSquare’s diverse capabilities across esports, content creation, merchandising, and marketing. The Company will aim to develop holistic gaming strategies to connect brands with young consumers while also more accurately measuring ROI in the space. With an experienced leadership team across gaming, technology, and advertising, the Company will continue to serve as a trusted partner of some of the largest brands, gaming publishers, and agencies.

To celebrate this important moment for the Company, GameSquare will host a pop-up event at OS Studios in New York City’s Meatpacking District on April 11. Fans will have an opportunity to purchase limited edition merchandise and meet some of the biggest names in gaming and sports. Gamesquare's top talent is expected to be in attendance, including gaming and entertainment phenomenon Tyler “Ninja” Blevins, multi-talented creative Jordan Fisher, Dallas Cowboys cornerback Trevon Diggs, Super Bowl Champion running back Leonard Fournette, Battle Royale content creator Dennis “Cloakzy” Lepore, and more. New partners, Honda and Vivior are two brands that are working with GameSquare.

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About GameSquare

GameSquare Inc. is a vertically integrated, international digital media and entertainment company enabling global brands to connect and interact with gaming and esports fans. GameSquare owns a portfolio of companies including Code Red Esports Ltd., an esports talent agency serving the UK, GCN, a digital media company focusing on the gaming and esports audience based in Los Angeles, USA., NextGen Tech, LLC (dba as Complexity Gaming), a leading esports organization operating in the United States, Swingman LLC (dba ZONED), a gaming and lifestyle marketing agency based in Los Angeles, USA, Fourth Frame Studios, a multidisciplinary creative production studio, and Mission Supply, a merchandise and consumer products business. The Company is headquartered in Toronto, Canada.

About Engine Gaming and Media, Inc.

Engine Gaming and Media, Inc. (NASDAQ:GAME)(TSXV:GAME) provides unparalleled live streaming data and social analytics, influencer relationship management and monetization, and programmatic advertising to support the world’s largest video gaming companies, brand marketers, ecommerce companies, media publishers and agencies to drive new streams of revenue. The company’s subsidiaries include Stream Hatchet, the global leader in gaming video distribution analytics; Sideqik, a social influencer marketing discovery, analytics, and activation platform; and Frankly Media, a digital publishing platform used to create, distribute, and monetize content across all digital channels. Engine Gaming generates revenue through a combination of software-as-a-service subscription fees, managed services, and programmatic advertising. For more information, please visit  www.enginegaming.com.

Media and Investor Relations

Paolo DiPasquale, Chief Strategy Officer

Phone: (216) 464-6400

Email: IR@gamesquare.com

Andrew Berger

Phone: (216) 464-6400

Email: IR@gamesquare.com

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Forward-Looking Information

This news release contains "forward-looking information" and "forward-looking statements" (collectively, "forward-looking statements") within the meaning of the applicable Canadian securities legislation. All statements, other than statements of historical fact, are forward-looking statements and are based on expectations, estimates and projections as at the date of this news release. Any statement that involves discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions, future events or performance (often but not always using phrases such as "expects", or "does not expect", "is expected", "anticipates" or "does not anticipate", "plans", "budget", "scheduled", "forecasts", "estimates", "believes" or "intends" or variations of such words and phrases or stating that certain actions, events or results "may" or "could", "would", "might" or "will" be taken to occur or be achieved) are not statements of historical fact and may be forward-looking statements. In this news release, forward-looking statements relate, among other things, to: closing of the transaction; the Company's future performance and revenue; continued growth and profitability; the Company's ability to execute its business plan; and announced events. These forward-looking statements are provided only to provide information currently available to us and are not intended to serve as and must not be relied on by any investor as, a guarantee, assurance or definitive statement of fact or probability. Forward-looking statements are necessarily based upon a number of estimates and assumptions which include, but are not limited to: GameSquare and Engine completing the transaction; the Company being able to grow its business and being able to execute on its business plan, the Company being able to complete and successfully integrate GameSquare and Engine and any future acquisitions; the Company being able to recognize and capitalize on opportunities and the Company continuing to attract qualified personnel to supports its development requirements. These assumptions, while considered reasonable, are subject to known and unknown risks, uncertainties, and other factors which may cause the actual results and future events to differ materially from those expressed or implied by such forward-looking statements. Such factors include, but are not limited to: closing of the transaction; the Company's ability to achieve its objectives, the Company successfully executing its growth strategy, the ability of the Company to obtain future financings or complete offerings on acceptable terms, failure to leverage the Company's portfolio across entertainment and media platforms, dependence on the Company's key personnel and general business, economic, competitive, political and social uncertainties including impact of the COVID-19 pandemic and any variants. These risk factors are not intended to represent a complete list of the factors that could affect the Company which are discussed in the Company's most recent MD&A. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on the forward-looking statements and information contained in this news release. GameSquare assumes no obligation to update the forward-looking statements of beliefs, opinions, projections, or other factors, should they change, except as required by law.

Neither the Canadian Securities Exchange ("CSE") nor the TSXV Venture Exchange ("TSXV") or their respective Market Regulators (as that term is defined in the policies of the CSE and TSXV) accepts responsibility for the adequacy or accuracy of this release.

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